UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 0-02287

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SYMMETRICOM

TAX DEFERRED SAVINGS PLAN

2300 ORCHARD PARKWAY

SAN JOSE, CA 95131

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SYMMETRICOM, INC.

2300 ORCHARD PARKWAY

SAN JOSE, CA 95131

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SYMMETRICOM, INC.

Date: June 28, 2004	By	/s/ Deborah E. Mackie
Deborah E. Mackie

Symmetricom

Tax Deferred Savings Plan

Financial Statements

December 31, 2003 and 2002

SYMMETRICOM

TAX DEFERRED SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2003 and 2002

INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and

Plan Administrator of the

Symmetricom Tax Deferred Savings Plan

We have audited the financial statements of the Symmetricom Tax Deferred Savings Plan (the Plan) as of December 31, 2003 and 2002, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By	/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS Accountancy Corporation

Campbell, California

May 12, 2004

SYMMETRICOM

TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
Assets:
Investments, at fair value	$38,189,091	$12,812,491
Participant loans	445,120	153,979

Assets held for investment purposes	38,634,211	12,966,470

Cash	131,213	—
Employer’s contribution receivable	197,306	109,433

Net assets available for benefits	$38,962,730	$13,075,903

See notes to financial statements.

SYMMETRICOM

TAX DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2003	2002
Additions to net assets attributed to:
Investment income:
Dividends and interest	$353,548	$161,884
Net realized and unrealized appreciation (depreciation) in fair value of investments	7,323,663	(1,620,107)

	7,677,211	(1,458,223)

Contributions:
Participants’	3,213,062	1,566,005
Employer’s	458,228	107,591

	3,671,290	1,673,596

Total additions	11,348,501	215,373

Deductions from net assets attributed to:
Withdrawals and distributions	5,339,390	578,436
Administrative expenses	27,280	5,566

Total deductions	5,366,670	584,002

Net increase (decrease) prior to transfers	5,981,831	(368,629)

Transfers of assets:
To the Plan	19,904,996	3,928,913

Net increase in net assets	25,886,827	3,560,284

Net assets available for benefits:
Beginning of year	13,075,903	9,515,619

End of year	$38,962,730	$13,075,903

See notes to financial statements.

SYMMETRICOM

TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Symmetricom Tax Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in April 1989 by Symmetricom, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On October 4, 2002, the Company acquired TrueTime, Inc. (TrueTime). In conjunction with the acquisition of TrueTime by the Company, assets totaling approximately $3,929,000 were transferred from the TrueTime, Inc. 401(k) Retirement Plan into the Plan on December 1, 2002. The employees of TrueTime became eligible to participate in the Plan on the effective date of the acquisition.

On October 29, 2002, the Company acquired Datum, Inc. (Datum). Effective January 1, 2003 the employees of Datum became eligible to participate in the Plan and plan assets of approximately $19,905,000 were transferred from the Datum, Inc. Savings and Retirement Plan (Datum Plan) to the Plan. In addition, included in contributions for the year ended December 31, 2003 are contributions of approximately $140,000 from the Datum Plan related to December 2002 received after the transfer.

Effective January 1, 2003, the Company adopted a restated Plan document incorporating the applicable provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) into the Plan.

Effective July 1, 2003, the Plan document was amended and restated in its entirety.

Administration -. The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with Connecticut General Life Insurance Company (CIGNA) to act as the third-party administrator and custodian and CIGNA Bank & Trust Company, FSB, to act as the trustee. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts - Forfeited nonvested accounts will be used to reduce future employer contributions or offset Plan expenses.

Investments - Investments of the Plan are held by CIGNA and invested based solely upon instructions received from participants.

The Plan’s investments in pooled separate accounts are valued at fair value as of the last day of the Plan year, as reported by CIGNA. The Plan’s investments in company stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

The Plan’s investment in the CIGNA Guaranteed Long-Term Fund has been reported in the financial statements at fair value. Fair value is the amount paid when funds are withdrawn prior to maturity. Investments in the guaranteed fund are intended to be held until maturity although early liquidation could result in a termination charge.

For the Plan’s investment in the CIGNA Guaranteed Long-Term Fund, the Plan is credited with interest at the rate specified in the contract, which ranged from 3.1%-4.2% and 4.2%-4.7% for the years ended December 31, 2003 and 2002, respectively. The average crediting interest rate for the respective years was 3.96% and 4.56%.

Income taxes - The Plan has adopted a prototype plan that has received an opinion letter from the Internal Revenue Service. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by CIGNA, the custodian of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2003 and 2002 was as follows:

Date	Number of shares	Fair value
2003	817,211	$5,949,296
2002	65,268	$275,433

NOTE 4 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute their eligible pre-tax compensation to the Plan up to the amount allowable under the Plan document and current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. Effective July 1, 2003, the Company matched 50% of each eligible participant’s contribution up to a maximum of 3% of the participants’ eligible compensation. From January 1, 2002 to June 30, 2003, the Company matched 100% of each eligible participant’s contribution up to a maximum of $500 per year. Participants needed to be employed on the last day of the Plan year to be eligible for the matching contribution made prior to July 1, 2003.

In addition, effective July 1, 2003, the Plan also allows for a true up matching contribution and an additional matching contribution. Participants must be employed on the last day of the Plan year to be eligible for the true up contribution. The additional matching contribution will be made on June 30 and December 31 if the stated profit target is met for the contribution period and participants must be employed on these dates in order to be eligible for the additional matching contribution. No additional matching contribution was made for the period July 1, 2003 through December 31, 2003.

Vesting - Effective July 1, 2003, employees are fully vested in the employer matching contributions allocated to their account after three years of service. From January 1, 2002 to June 30, 2003, employees were immediately vested in their employer matching contributions allocated to their account. Prior to January 1, 2002, employees were fully vested in the employer matching contributions allocated to their account after three years of service. The amendment on January 1, 2002 did not accelerate the previous years’ matching contributions.

Participant accounts - Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions, as defined in the Plan.

Payment of benefits - Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s vested interest in their account. The Plan allows for the automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

Loans to participants - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2003 carry interest rates ranging from 5% to 10.5%.

NOTE 5 - NONEXEMPT TRANSACTIONS

Certain contributions of approximately $86,000 made by participants on January 31, 2003 were not deposited with the Plan custodian in accordance with Department of Labor regulation guidelines. As a consequence of the delay in the deposit of the participants’ contributions, these contributions are considered prohibited transactions under ERISA. The Company and Plan sponsor deposited the contributions with the Plan custodian before the end of February 2003 and intend to make the necessary filings with the Internal Revenue Service.

NOTE 6 - INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2003	2002
CIGNA:
Guaranteed Long-Term Fund	$10,129,055	$5,368,701
Growth & Income Fund	1,033,653	851,379
S&P 500 Index Fund	2,620,513	1,083,280
Fidelity Advisor Growth Opportunities Fund	—	818,175
Janus Worldwide Account	2,028,446	634,326
Fidelity Advisor Equity Growth Fund	4,709,057	967,372
Symmetricom, Inc. Common Stock	5,949,296	275,433
State Street Global Advisory Interim Bond	2,621,354	624,728
Large Cap Value/John A. Levin Fund	3,623,060	353,320
Other funds individually less than 5% of net assets	5,919,777	1,989,756

Assets held for investment purposes	$38,634,211	$12,966,470

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2003	2002
Pooled separate accounts	$4,591,237	$(1,694,350)
Common stock	2,732,426	74,243

	$7,323,663	$(1,620,107)

NOTE 7 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

NOTE 8 - SUBSEQUENT EVENT

Effective April 1, 2004, Prudential Financial, Inc. acquired the retirement services of CIGNA Corp. As of April 1, 2004, all of CIGNA’s full service retirement operations and programs became part of Prudential Retirement, a business unit of Prudential Financial, Inc.

SUPPLEMENTAL SCHEDULES

SYMMETRICOM	EIN: 95-1906306
TAX DEFERRED SAVINGS PLAN	PLAN #001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
	Connecticut General Life Insurance Company:
*	Guaranteed Long-Term Fund	Annuity contract	$10,129,055
*	Growth & Income Fund	Pooled separate account	1,033,653
*	S&P 500 Index Fund	Pooled separate account	2,620,513
*	Fidelity Advisor Value Strategies A Fund	Pooled separate account	1,376,882
*	CIGNA Lifetime 20	Pooled separate account	111,410
*	CIGNA Lifetime 30	Pooled separate account	372,753
*	CIGNA Lifetime 40	Pooled separate account	914,100
*	CIGNA Lifetime 50	Pooled separate account	276,009
*	CIGNA Lifetime 60	Pooled separate account	35,679
*	Janus Worldwide Account	Pooled separate account	2,028,446
*	Janus Account	Pooled separate account	369,355
*	Fidelity Advisor Equity Growth Fund	Pooled separate account	4,709,057
*	Symmetricom, Inc. Common Stock	Company stock	5,949,296
*	State Street Global Advisory Interim Bond	Pooled separate account	2,621,354
*	Large Cap Value/John A. Levin Fund	Pooled separate account	3,623,060
*	Invesco Dynamics Fund	Pooled separate account	1,015,094
*	Invesco Small Company Growth Fund	Pooled separate account	93,378
*	American Century International Growth Fund	Pooled separate account	104,617
*	Mid Cap Value/Wellington Mgmt	Pooled separate account	516,710
*	Strong Adv Small Cap Valu-CL Z	Pooled separate account	288,670
*	Participant loans	Interest rates ranging from 5.00% to 10.50%	445,120

		Total	$38,634,211

*	Party-in-interest

SYMMETRICOM	EIN: 95-1906306
TAX DEFERRED SAVINGS PLAN	PLAN #001

SCHEDULE H, LINE 4d - SCHEDULE OF NONEXEMPT TRANSACTIONS

YEAR ENDED DECEMBER 31, 2003

Identity of party involved	Relationship	Description	Amount
Symmetricom, Inc.	Plan Sponsor	Late deposits	$85,645

Total			$85,645

EXHIBITS INDEX

Exhibit Number	Description

23.1	Consent of Independent Accountants

99.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002